FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Syngenta comments on second letter from Monsanto”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

SYNGENTA AG

Date:	June 8, 2015	By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Brunswick Jon Coles/ Richard Jacques (UK) +44 207 404 5959 Monika Driscoll/Tripp Kyle (US) +1 (212) 333 3810	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, June 8, 2015

Syngenta comments on second letter from Monsanto

Dear Shareholders and other Stakeholders,

On June 6, Syngenta received a second letter from Monsanto which essentially repeated their first proposal of April 18. The only change by Monsanto is to add a wholly inadequate reverse regulatory break fee. In the interest of transparency, we are attaching this letter in addition to Monsanto’s first letter of April 18 and our rejection letter of April 30. Monsanto’s second letter represents the same inadequate price, same inadequate regulatory undertakings to close, same regulatory risks and same issues associated with dual headquarters' moves. As such, we have reiterated our prior rejection of Monsanto’s proposal.

In particular Syngenta notes that if a transaction were to be announced and not consummated, there would be significant harm and value destruction for Syngenta and its shareholders, which requires a careful assessment of all risks and a clear path to closing, and is in no way adequately addressed by a paltry reverse regulatory break fee relative to such fees seen in transactions with comparable levels of regulatory risk.

Further, Syngenta’s Board, in conjunction with its legal advisors, does not think the regulatory issues are resolved as simply as by a pre-agreed and pre-announced package of horizontal divestitures, which is Monsanto’s proposed approach. There are notable examples of proposed transactions that have been blocked by regulators due to “conglomerate concerns” and other non-horizontal issues and the Board has concern that a combination between Monsanto and Syngenta may be viewed as such.

In order to evaluate this issue as fully as possible, the respective outside counsel of Syngenta and Monsanto met on three separate occasions, subsequent to our rejection letter, to discuss in good faith the regulatory challenges. These meetings have reinforced Syngenta’s assessment of the regulatory risks and Monsanto has made no attempt to seriously address these concerns. Monsanto continues to gloss over these fundamental transaction risks.

Syngenta as a standalone company, with a broad crop protection, seeds and traits portfolio and four years’ experience of integration, is already delivering integrated technology on a global basis. The Company is also at the start of a significant upturn in innovation with the first successes already registered in 2014. This, coupled with our Accelerating Operational Leverage program, underpins our confidence in achieving our target of a 24-26% EBITDA margin in 2018.

Syngenta – June 8, 2015 / Page 1 of 2

Yours sincerely,

Michel Demaré,	Mike Mack,
Chairman	Chief Executive Officer

Syngenta is one of the world's leading companies with more than 29,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – June 8, 2015 / Page 2 of 2